EXPENSE LIMITATION AGREEMENT

This Expense Limitation Agreement, dated as of March 13, 2023, (the “Agreement”), is made and entered into by and between Fidelity Diversifying Solutions LLC (the “Adviser”) and Fidelity Multi-Strategy Credit Fund (the “Fund”). Whereas, the Adviser and the Fund have entered into a Management Contract, pursuant to which the Adviser has agreed to provide certain services and to pay certain expenses of the Fund in return for a management fee, the Adviser agrees on a monthly basis to reimburse the Fund’s “ordinary operating expenses” (as defined below and such reimbursement shall be referred to herein as an “Expense Payment”) to the extent that the Fund’s ordinary operating expenses in respect of the relevant month exceed 0.70% of the Fund’s average net assets (the “Expense Limitation”).

This Agreement shall continue in effect until November 30, 2024, and indefinitely thereafter, but only so long as the continuance after such date shall be specifically approved at least annually by vote of the Trustees of the Fund. This Agreement shall automatically terminate upon the termination of the Management Contract between the Adviser and the Fund.

For purposes of this Agreement, the Fund’s “ordinary operating expenses” for a class of shares shall consist of all ordinary expenses of the Fund attributable to such class, including pricing and bookkeeping fees, transfer agent fees, organization and offering expenses, fees and expenses of the Fund’s trustees who are not “interested persons” of the Fund or of the Adviser, legal fees related to the organization and offering of the Fund (whether incurred by counsel to the Fund or the Adviser), and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) management fees; (b) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, prime broker fees and expenses, fees and expenses associated with the Fund’s securities lending program, and dividend expenses related to short sales); (c) interest, financing and structuring costs and expenses for borrowings and line(s) of credit, (d) taxes; (e) the Fund’s proportional share of expenses related to co-investments; (f) acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary); (g) Rule 12b-1 fees, if any; (h) expenses of printing and mailing proxy materials to shareholders of the Fund; (i) all other expenses incidental to holding meetings of the Fund’s shareholders, including proxy solicitations therefor; and (j) such non-recurring and/or extraordinary as may arise, including actions, suits or proceedings to which the Fund is or is threatened to be a party and the legal obligation that the Fund may have to indemnify the Fund’s Trustees and officers with respect thereto.

In consideration of the Adviser’s agreement to reimburse the Fund’s ordinary operating expenses, the Fund hereby agrees to repay the Adviser in the amount of any Expense Payment subject to the limitation that a reimbursement (an “Adviser Reimbursement”) will be made only if and to the extent that: (i) it is payable not more than three years from the date on which the applicable Expense Payment was made by the Adviser; and (ii) the Adviser Reimbursement does not cause the Fund’s total annual operating expenses (on an annualized basis and net of any Adviser Reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the Expense Limitation; provided that the Adviser may waive its right to receive all or a portion of any Adviser Reimbursement in any particular calendar month. The Fund’s obligation to make an Adviser Reimbursement shall automatically become a liability of the Fund on the last business day of the applicable calendar month, except to the extent the Adviser has waived its right to receive such payment for the applicable month. The Fund’s obligation to make Adviser Reimbursement payments shall survive the termination of this Agreement.

The Adviser agrees that it shall look only to the assets of the Fund for performance of this Agreement and for any claims for payment. No trustees, officers, employees, agents or shareholders of the Fund shall be personally liable for performance by the Fund under this Agreement.

This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, this Agreement shall be construed in accordance with the laws of the State of Delaware. For so long as the Fund is registered as a closed-end management investment company under the 1940 Act, this Agreement shall also be construed in accordance with the applicable provisions of the 1940 Act. In such case, to the extent the applicable laws of the State of Delaware or any of the provisions herein conflict with the provisions of the 1940 Act, the latter shall control. Further, nothing in this Agreement shall be deemed to require the Fund to take any action contrary to the Fund’s Declaration of Trust or By-Laws, as each may be amended or restated, or to relieve or deprive the Board of the Fund of its responsibility for and control of the conduct of the affairs of the Fund.

If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby and to this extent, the provisions of this Agreement shall be deemed to be severable.

The Fund shall not assign this Agreement or any right, interest or benefit under this Agreement without the prior written consent of the Adviser. This Agreement may not be amended to increase the fees or expenses payable by the Fund except by a vote of the majority of the Fund’s Board of Trustees; provided that all other amendments may be approved by mutual consent of the parties without approval by the Fund’s Board of Trustees.

This Agreement may be executed by the parties on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

FIDELITY MULTI-STRATEGY CREDIT FUND

By:	/s/ Heather Bonner
Name:	Heather Bonner
Title:	President and Treasurer

FIDELITY DIVERSIFYING SOLUTIONS LLC

By:	/s/ Christopher J. Rimmer
Name:	Christopher J. Rimmer
Title:	Treasurer

2